POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated quarterly report QSr 3/2008

(In accordance with §86, section 2 and §87, section 1 of the Decree of the Minister of Finance dated 19 October 2005 – Journal of Laws No. 209, point 1744)

for issuers of securities involved in production, construction, trade or services activities

For the third quarter of the financial year **2008** comprising the period from **1 July 2008** to **30 September 2008** Containing the condensed consolidated financial statements according to International Financial Reporting Standards in PLN, and condensed financial statements according to International Financial Reporting Standards in PLN.

publication date: 14 November 2008

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	**Metals industry**
(name of issuer in brief)	(issuer branch title per the Warsaw Stock Exchange)
59-301	**LUBIN**
(postal code)	(city)
M. Skłodowskiej – Curie	**48**
(street)	(number)
(48 76) 74 78 200	**(48 76) 74 78 500**
(telephone)	(fax)
IR@BZ.KGHM.pl	**www.kghm.pl**
(e-mail)	(website address)
692-000-00-13	**390021764**
(NIP)	(REGON)

SELECTED FINANCIAL ITEMS

data concerning the condensed consolidated financial statements of KGHM Polska Miedź S.A.

	in '000 PLN		in '000 EUR	
	3 quarters accrued for the 9 months ended 30 September 2008	3 quarters accrued for the 9 months ended 30 September 2007	3 quarters accrued for the 9 months ended 30 September 2008	3 quarters accrued for the 9 months ended 30 September 2007
I. Sales	9 837 361	10 220 659	2 872 474	2 667 604
II. Operating profit	2 860 388	3 587 055	835 223	936 226
III. Profit before income tax	3 054 177	3 760 776	891 809	981 567
IV. Profit for the period	2 511 715	3 075 769	733 412	802 779
V. Profit for the period attributable to shareholders of the Parent Entity of the Group	2 510 779	3 074 258	733 139	802 385
VI. Profit for the period attributable to minority interest	936	1 511	273	394
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	12.55	15.37	3.67	4.01
IX. Net cash generated from operating activities	2 093 922	3 086 503	611 418	805 581
X. Net cash used in investing activities	(948 763)	(588 110)	(277 035)	(153 497)
XI. Net cash used in financing activities	(1 847 941)	(1 665 737)	(539 592)	(434 759)
XII. Total net cash flow	(702 782)	832 656	(205 209)	217 325

	At 30 September 2008	At 31 December 2007	At 30 September 2008	At 31 December 2007
XIII. Non-current assets	8 234 995	7 932 257	2 416 159	2 214 477
XIV. Current assets	5 687 309	5 570 957	1 668 665	1 555 265
XV. Non-current assets held for sale	3 020	184	886	51
XVI. Total assets	13 925 324	13 503 398	4 085 710	3 769 793
XVII. Non-current liabilities	1 636 512	1 710 812	480 155	477 614
XVIII. Current liabilities	2 004 656	2 290 977	588 169	639 580
XIX. Equity	10 284 156	9 501 609	3 017 386	2 652 599
XX. Minority interest	51 394	47 621	15 079	13 295

data concerning the condensed financial statements of KGHM Polska Miedź S.A.

	in '000 PLN		in '000 EUR	
	3 quarters accrued for the 9 months ended 30 September 2008	3 quarters accrued for the 9 months ended 30 September 2007	3 quarters accrued for the 9 months ended 30 September 2008	3 quarters accrued for the 9 months ended 30 September 2007
I. Sales	8 750 586	9 270 778	2 555 139	2 419 684
II. Operating profit	3 090 455	3 695 265	902 402	964 469
III. Profit before income tax	3 061 773	3 675 232	894 027	959 240
IV. Profit for the period	2 532 804	3 006 797	739 570	784 778
V. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VI. Earnings per ordinary share (in PLN/EUR)	12.66	15.03	3.70	3.92
VII. Net cash generated from operating activities	1 952 058	2 927 508	569 994	764 083
VIII. Net cash used in investing activities	(841 420)	(426 312)	(245 692)	(111 268)
IX. Net cash used in financing activities	(1 806 908)	(1 707 394)	(527 611)	(445 632)
X. Total net cash flow	(696 270)	793 802	(203 309)	207 183

	At 30 September 2008	At 31 December 2007	At 30 September 2008	At 31 December 2007
XI. Non-current assets	7 701 146	7 431 425	2 259 527	2 074 658
XII. Current assets	5 066 112	4 992 205	1 486 404	1 393 692
XIII. Non-current assets held for sale	3 020	-	886	-
XIV. Total assets	12 770 278	12 423 630	3 746 817	3 468 350
XV. Non-current liabilities	1 426 467	1 439 396	418 527	401 841
XVI. Current liabilities	1 586 469	2 018 285	465 472	563 452
XVII. Equity	9 757 342	8 965 949	2 862 818	2 503 057

(amounts in tables in thousand PLN, unless otherwise stated)

Table of contents to the consolidated quarterly report

			Page
A		**Consolidated financial statements**	
		Consolidated balance sheet	2
		Consolidated income statement	3
		Consolidated statement of changes in equity	4
		Consolidated cash flow statement	5
		Selected explanatory data to the consolidated financial statements:	6
I		Policies applied in preparing the financial statements	6
	1	Introduction	6
	2	Exchange rates applied	8
	3	Accounting policies	8
II		Information on significant changes in estimates	8
	1	Provisions for future liabilities	8
	2	Deferred income tax	9
III		Financial assets and property, plant and equipment	9
IV		Selected additional explanatory notes:	11
	1	Sales	11
	2	Costs by type	11
	3	Other operating income	12
	4	Other operating costs	13
	5	Net finance costs	13
	6	Borrowings and liabilities due to finance leases	14
	7	Adjustments to profit for the period in the consolidated cash flow statement	14
V		Situation and results of significant companies	14
VI		Information on seasonal or cyclical activities	16
VII		Information on the issuance, redemption and repayment of debt and equity securities	16
VIII		Information related to a paid (or declared) dividend	16
IX		Subsequent events	16
X		Contingent and other off-balance sheet items	17
XI		Business segments	18
XII		Effects of changes in the structure of the economic entity, including due to the combination of economic entities, to the takeover or sale of entities of the KGHM Polska Miedź S.A. Group, to long-term investments, or to the separation, restructurisation or discontinuation of activities	19
B		**Other information to the consolidated quarterly report**	21
C		**Quarterly financial information of KGHM Polska Miedź S.A.**	
		Balance sheet	23
		Income statement	24
		Statement of changes in equity	25
		Cash flow statement	26
		Selected explanatory data:	27
I		Selected additional notes	27
	1	Changes in provisions for other liabilities and charges	27
	2	Sales	28
	3	Costs by type	28
	4	Other operating income	29
	5	Other operating costs	29
	6	Net finance costs	30
	7	Adjustments to profit for the period in the cash flow statement	30
II		Items affecting assets, liabilities, equity, profit for the period or cash flow, which are unusual as respects their type, amount or degree of influence	31
	1	List of significant achievements or failures during the reported period, together with a list of the most important related events	31
	2	Measurement of financial assets and property, plant and equipment	32
	3	Type and amounts of changes in estimates	32
	4	Factors and events, in particular those of an unusual nature, having a significant impact on the financial results achieved by the Company	33
III		Contingent and other off-balance sheet items	35

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated financial statements

Consolidated balance sheet

	Note	At 30 September 2008 (unaudited)	At 31 December 2007
Assets			
Non-current assets			
Property, plant and equipment		6 903 444	6 614 352
Intangible assets		122 787	119 231
Investment property		16 517	16 517
Investments in associates		737 369	690 096
Deferred tax assets		271 298	320 506
Available-for-sale financial assets		43 434	47 155
Held-to-maturity investments		58 105	43 934
Derivative financial instruments		25 390	33 395
Trade and other receivables		56 651	47 071
		8 234 995	**7 932 257**
Current assets			
Inventories		1 936 163	1 744 495
Trade and other receivables		1 264 809	925 367
Current corporate tax receivables		731	7 377
Available-for-sale financial assets		102 428	-
Derivative financial instruments		243 059	81 622
Cash and cash equivalents		2 140 119	2 812 096
		5 687 309	**5 570 957**
Non-current assets held for sale		**3 020**	**184**
TOTAL ASSETS		**13 925 324**	**13 503 398**
Equity and liabilities			
EQUITY			
Equity attributable to shareholders of the Parent Entity			
Share capital		2 000 000	2 000 000
Other reserves		72 163	13 118
Retained earnings		8 160 599	7 440 870
		10 232 762	**9 453 988**
Minority interest		**51 394**	**47 621**
TOTAL EQUITY		**10 284 156**	**9 501 609**
LIABILITIES			
Non-current liabilities			
Trade and other payables		43 089	24 762
Borrowings and finance lease liabilities	A.IV.6	87 405	162 909
Derivative financial instruments		-	3 087
Deferred tax liabilities		34 820	29 804
Liabilities due to employee benefits		968 133	919 923
Provisions for other liabilities and charges		503 065	570 327
		1 636 512	**1 710 812**
Current liabilities			
Trade and other payables		1 593 988	1 646 406
Borrowings and finance lease liabilities	A.IV.6	157 367	113 201
Current corporate tax liabilities		81 469	343 377
Derivative financial instruments		3 813	14 335
Liabilities due to employee benefits		86 284	77 402
Provisions for other liabilities and charges		81 735	96 256
		2 004 656	**2 290 977**
TOTAL LIABILITIES		**3 641 168**	**4 001 789**
TOTAL EQUITY AND LIABILITIES		**13 925 324**	**13 503 398**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated income statement

	Note	Financial period for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008	for the 3 months ended 30 September 2007	for the 9 months ended 30 September 2007
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
CONTINUED ACTIVITIES:					
Sales	A.IV.1	3 086 592	9 837 361	3 752 760	10 220 659
Cost of sales	A.IV.2	(2 088 003)	(6 142 071)	(1 979 289)	(5 618 438)
Gross profit		**998 589**	**3 695 290**	**1 773 471**	**4 602 221**
Selling costs	A.IV.2	(67 935)	(181 151)	(51 092)	(146 744)
Administrative expenses	A.IV.2	(184 260)	(531 999)	(175 945)	(520 719)
Other operating income	A.IV.3	170 641	484 776	207 458	1 280 665
Other operating costs	A.IV.4	(20 275)	(606 528)	(293 396)	(1 628 368)
Operating profit		**896 760**	**2 860 388**	**1 460 496**	**3 587 055**
Finance costs - net	A.IV.5	(14 722)	(39 434)	(9 255)	(24 467)
Share of profits of associates accounted for using the equity method		80 699	233 223	75 758	198 188
Profit before income tax		**962 737**	**3 054 177**	**1 526 999**	**3 760 776**
Income tax expense		(170 181)	(542 462)	(276 871)	(685 007)
Profit for the period		**792 556**	**2 511 715**	**1 250 128**	**3 075 769**
attributable to:					
shareholders of the Parent Entity		791 369	2 510 779	1 248 924	3 074 258
minority interest		1 187	936	1 204	1 511
Earnings per share attributable to the shareholders of the Parent Entity during the period (in PLN per share)					
- basic		3.96	12.55	6.24	15.37
- diluted		3.96	12.55	6.24	15.37

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of changes in equity

	Attributable to shareholders of the Parent Entity				
	Share capital	Other reserves	Retained earnings	Attributable to minority interest	Total equity
At 1 January 2007 as previously stated	**2 000 000**	**(431 161)**	**6 648 838**	**44 725**	**8 262 402**
Prior period errors	**-**	**-**	**251 473**	**37**	**251 510**
At 1 January 2007	**2 000 000**	**(431 161)**	**6 900 311**	**44 762**	**8 513 912**
Impact of cash flow hedging valuation	-	655 621	-	-	655 621
Fair value losses on available-for-sale financial assets	-	(6 240)	-	-	(6 240)
Deferred tax	-	(130 797)	-	-	(130 797)
Total income/(expenses) recognised directly in equity	**-**	**518 584**	**-**	**-**	**518 584**
Profit for the period	-	-	3 074 258	1 511	3 075 769
Total recognised income/(expenses)	**-**	**518 584**	**3 074 258**	**1 511**	**3 594 353**
Dividends for 2006	-	-	(3 394 000)	-	(3 394 000)
Transactions with minority interest	-	-	-	1 902	1 902
At 30 September 2007 (unaudited)	**2 000 000**	**87 423**	**6 580 569**	**48 175**	**8 716 167**
At 1 January 2008	**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**
Impact of cash flow hedging valuation	-	75 573	-	-	75 573
Fair value losses on available-for-sale financial assets	-	(238)	-	-	(238)
Deferred tax	-	(16 290)	-	-	(16 290)
Total income/(expenses) recognised directly in equity	**-**	**59 045**	**-**	**-**	**59 045**
Profit/(loss) for the period	-	-	2 510 779	936	2 511 715
Total recognised income/(expenses)	**-**	**59 045**	**2 510 779**	**936**	**2 570 760**
Dividends for 2007	-	-	(1 800 000)	(74)	(1 800 074)
Decrease due to loss of control over a subsidiary	-	-	8 950	-	8 950
Transactions with minority interest	-	-	-	2 911	2 911
At 30 September 2008 (unaudited)	**2 000 000**	**72 163**	**8 160 599**	**51 394**	**10 284 156**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated cash flow statement

	Note	Financial period for the 9 months ended 30 September 2008	Financial period for the 9 months ended 30 September 2007
		(unaudited)	(unaudited)
Cash flow from operating activities			
Profit for the period		2 511 715	3 075 769
Adjustments to profit for the period	A.IV.7	341 996	749 454
Income tax paid		(759 789)	(738 720)
Net cash generated from operating activities		**2 093 922**	**3 086 503**
Cash flow from investing activities			
Purchase of a subsidiary		-	(718)
Purchase of property, plant and equipment and intangible assets		(922 936)	(883 924)
Proceeds from sale of property, plant and equipment and intangible assets		14 250	12 425
Proceeds from sale of investment property		-	35 924
Purchase of held-to-maturity investments		(77 796)	(247 626)
Proceeds from sale of held-to-maturity investments		77 796	251 945
Purchase of available-for-sale financial assets		(201 862)	(210 120)
Proceeds from sale of available-for-sale financial assets		105 112	267 412
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(24 002)	(43 324)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund		9 829	32 152
Repayments of loans granted		-	250
Interest received		1 436	904
Dividends received		91 663	203 564
Other investment expenses		(22 253)	(6 974)
Net cash used in investing activities		**(948 763)**	**(588 110)**
Cash flow from financing activities			
Proceeds connected to transactions with minority interest		-	546
Proceeds from loans and borrowings		44 528	64 369
Repayments of loans and borrowings		(77 445)	(20 606)
Payments of liabilities due to finance leases		(3 909)	(5 151)
Interest paid		(11 041)	(6 895)
Dividends paid to the shareholders of the Parent Entity		(1 800 000)	(1 698 000)
Dividends paid to the minority interest		(74)	-
Net cash used in financing activities		**(1 847 941)**	**(1 665 737)**
Total net cash flow		**(702 782)**	**832 656**
Exchange gains/(losses) on cash and cash equivalents		30 805	(22 178)
Movements in cash and cash equivalents		**(671 977)**	**810 478**
Cash and cash equivalents at beginning of the period		**2 812 096**	**2 321 131**
Cash and cash equivalents at end of the period		**2 140 119**	**3 131 609**
including restricted cash and cash equivalents		2 497	3 308

Selected explanatory data to the consolidated financial statements

I. Policies applied in preparing the financial statements

1. Introduction

The Parent Entity of the KGHM Polska Miedź S.A. Group is KGHM Polska Miedź S.A. with its registered head office in Lubin, whose shares are traded on a regulated market. The core business of the Company is the production of copper and silver.

The principal activities of the Group comprise:
- mining of non-ferrous metals ore,
- excavation of gravel and sand,
- production of copper, precious and non-ferrous metals,
- production of salt,
- casting of light and non-ferrous metals,
- forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale based on direct or contractual payments,
- warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- generation and distribution of electricity, steam and hot water, production of gas and distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

The business activities of the Group also include:
- production of goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- transport services,
- activities in the areas of research, analysis and design,
- production of road-building materials, and
- recovery of metals associated with copper ores.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Organisational structure of the KGHM Polska Miedź S.A. Group at 30 September 2008


Parent entity
KGHM Polska Miedź S.A.
"Energetyka" sp. z o.o
PeBeKa S.A.
POL-MIEDŹ TRANS Sp. z o.o.
KGHM Metraco S.A.
Zagłębie Lubin Spółka Akcyjna
KGHM Polish Copper Ltd.
KGHM Kupferhandelsges. m.b.H
KGHM CONGO S.P.R.L.
"MIEDZIOWE CENTRUM ZDROWIA" S.A.
KGHM CUPRUM sp. z o.o. - CBR
CBJ sp. z o.o.
KGHM LETIA S.A.
DIALOG S.A.
PHP "MERCUS" sp. z o.o.
PHU "Lubinpex" Sp. z o.o.
KGHM Ecoren S.A.
DFM ZANAM - LEGMET Sp. z o.o.
INTERFERIE S.A.
Walcownia Metali Nieżelaznych spółka z o.o.
WM "ŁABĘDY" S.A.
INOVA Spółka z o.o.
WFP Hefra SA
DKE Spółka z o.o.
PMT Linie Kolejowe sp. z o.o.
AVISTA MEDIA Sp. z o.o.
"Mercus Software" sp. z o.o.
PCPM sp. z o.o.
TUW-CUPRUM
Polkomtel S.A.
PHU "Mercus Bis" Sp. z o.o.
Subsidiaries and indirect subsidiaries subject to consolidation
Subsidiaries and indirect subsidiaries not subject to consolidation
Associates
Indirect associates not accounted for using the equity method

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

In the current quarter KGHM Polska Miedź S.A. consolidated 25 subsidiary entities, while one associated entity was accounted for using the equity method.

Beginning from 1 January 2005 *(based on IAS 8 par. 8, which allows exemption from the application of principles described in IFRS if the results of such an exemption are immaterial)*, the following subsidiaries were not consolidated - Polskie Centrum Promocji Miedzi sp. z o.o., „Mercus Software" Sp. z o.o (former PU „Mercus Serwis" Sp. z o.o.), and TUW Cuprum. Altogether, in the presented consolidated financial statements 3 subsidiaries were not consolidated, and the shares in one associated entity were measured at cost less an impairment loss. Exclusion of these entities from consolidation does not effect the honest presentation of the assets, financial result and cash flow of the Group.

The following quarterly report includes:

1. the consolidated financial statements of KGHM Polska Miedź S.A. for the current period from 1 July to 30 September 2008 and the comparable period from 1 July to 30 September 2007, together with selected explanatory data to the consolidated financial statements, and
2. other information to the consolidated quarterly report.

The quarterly financial information of KGHM Polska Miedź S.A. for the current period from 1 July to 30 September 2008 and the comparable period from 1 July to 30 September 2007 is an integral part of the report.

2. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data in EUR:

- for the calculation of turnover, financial results and cash flow for the current period, the rate of ***3.4247 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 December 2007, the rate of ***3.5820 PLN/EUR,***
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of ***3.8314 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 30 September 2008, the rate of ***3.4083 PLN/EUR***

3. Accounting policies

The following consolidated financial statements and separate financial statements have been prepared in accordance with International Financial Reporting Standards approved by the European Union. The above-mentioned policies were published on 22 April 2008 in the consolidated annual report RS 2007.

Presentation of these statements is based on IAS 34, "Interim Financial Reporting", applying these same principles for the current and comparable periods, adjusting the comparable period to the changes of presentation adopted in the statement in the current period:

a) in the income statement the result on measurement and realisation of derivative instruments was presented separately (negative and positive effects) because of its significance. The results of this change in the amount of PLN 1 121 932 thousand increased other operating costs and increased other operating income (in the separate financial statements other operating costs were increased and other operating income were increased in the amount of PLN 1 119 964 thousand).

b) presentation of the Mine Closure Fund and of the financial assets financed from the resources of this Fund has been changed - they are presented separately, adjusting their presentation to the manner of presentation of the provision for the decommissioning of mines and other facilities. The result of the change in presentation is an increase in the total assets at 31 December 2007 in the amount of PLN 43 893 thousand (an increase in the total assets at 31 December 2007 in the separate financial statements in the amount of PLN 43 893 thousand).

II. Information on significant changes in estimates

1. Provisions for future liabilities

The effects of revaluation or recognition of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

1.1 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments. The result of this change in estimates is an increase in the provision and a decrease in financial result in the amount of PLN 30 443 thousand (after reflecting the results in deferred tax a decrease in profit in the amount of PLN 24 654 thousand),

(an accrued decrease in profit, after reflecting the results in deferred tax, by PLN 46 240 thousand since the beginning of the financial year)

1.2 provision for future costs of decommissioning (restoration) of the Parent Entity's mines. This provision includes the estimated costs of dismantling and removing technological facilities, for which the obligation for restoration upon the conclusion of activities is a result of separate law or standard practice. The result of this change in estimates is a decrease in the provision in the amount of PLN 29 321 thousand which decreased financial result in the amount of PLN 8 101 thousand and property, plant and equipment in the amount of PLN 37 422 thousand. The decrease in the provision resulted in a decrease in deferred tax assets in the amount of PLN 5 927 thousand,

(an accrued decrease in provision by PLN 44 929 thousand since the beginning of the financial year, of which PLN 69 973 thousand was settled as a decrease in property, plant and equipment and PLN 25 044 thousand was settled as a decrease in profit)

1.3 provisions for future employee remuneration costs together with charges in the amount of PLN 165 873 thousand, paid (in accordance with the Collective Labour Agreements) on the occasion of mining and smelting holidays and after approval of the annual financial statements.

(the provision at 30 September 2008 after reflecting advances amounts to PLN 381 230 thousand)

The recognition of other provisions for liabilities did not significantly impact the current period financial result.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

2. Deferred income tax

The result of differences between the carrying amount and the tax base of balance sheet items is a change in the estimated value of the deferred tax asset and the deferred tax liabilities.

There was a decrease in the deferred tax asset in the current quarter in the amount of PLN 42 426 thousand, which was settled as a decrease of profit.
(an accrued decrease in the deferred tax asset by PLN 41 503 thousand since the beginning of the financial year, of which the following was settled:
- *as a decrease of profit, PLN 41 384 thousand*
- *as a decrease of the revaluation reserve on hedging financial instruments, PLN 119 thousand)*

There was an increase in the deferred tax liability in the amount of PLN 5 989 thousand, of which the following was settled:
- as an increase of profit, PLN 10 142 thousand
- as a decrease of the revaluation reserve on hedging financial instruments and on available-for-sale financial assets, PLN 16 131 thousand

(an accrued increase in the deferred tax liability by PLN 12 721 thousand since the beginning of the financial year, of which the following was settled:
- *as an increase of profit, PLN 3 450 thousand*
- *as a decrease of the revaluation reserve on hedging financial instruments and on available-for-sale financial assets, PLN 16 171 thousand)*

After offsetting the deferred tax asset and deferred tax liability, the deferred tax asset at the end of the reporting period was set at PLN 271 298 thousand, while the deferred tax liability was set at PLN 34 820 thousand.

III. Financial assets and property, plant and equipment

In the current quarter changes in financial assets were with respect to:

- in **investments in associates**
- an increase in the value of investments as a result of applying the equity method, in the amount of PLN 80 699 thousand
- a decrease in the value of investments in associates due to settlement of the retirement of shares of Minova-Ksante Sp. z o.o. in the amount of PLN 3 090 thousand

(accrued since the beginning of the financial year:

- decrease in the value of shares of Polkomtel S.A. by the dividend received in the amount of PLN 182 860 thousand, and an increase due to the share in profits for the financial period in the amount of PLN 232 565 thousand
- decrease due to settlement of the retirement of shares of Minova-Ksante Sp. z o.o. in the amount of PLN 3 090 thousand, and an increase due to the share in profits until the disposal date in the amount of PLN 658 thousand)

- in **available-for-sale financial assets,**
non-current:
- the settlement of gains on measurement in other reserves in the amount of PLN 1 887 thousand,
- the recognition of an impairment loss in other operating income in the amount of PLN 45 thousand,
- a sale of assets in the amount of PLN 3 058 thousand,
- a loss on sales settled in other operating costs in the amount of PLN 109 thousand

(accrued since the beginning of the financial year:
- the settlement of losses on measurement in other reserves in the amount of PLN 809 thousand,
- the reversal of an impairment loss in other operating income in the amount of PLN 78 thousand,
- an impairment loss in the amount of PLN 45 thousand,
- the acquisition of assets in the amount of PLN 222 thousand,
- a sale of assets in the amount of PLN 3 058 thousand
- a loss on sales settled in other operating costs in the amount of PLN 109 thousand)

current:
- the acquisition of participation units in the amount of PLN 101 857 thousand
- the disposal of assets in the amount of PLN 100 000 thousand
- the measurement of assets in the amount of PLN 1 270 thousand settled as an increase of other reserves,
- the realisation of assets and reversal of measurement, settled in equity, in other operating income in the amount of PLN 1 322 thousand
- the reclassification of shares of Vivid.pl S.A. from the category of subsidiaries to available-for-sale financial assets due to a loss of control in the amount of PLN 4 279 thousand,
- an impairment loss on the shares of Vivid.pl S.A. settled in other operating costs in the amount of PLN 4 279 thousand

(accrued since the beginning of the financial year:
- the acquisition of participation units in the amount of PLN 201 857 thousand
- the disposal of assets in the amount of PLN 100 000 thousand
- the measurement of assets in the amount of PLN 1 893 thousand settled as an increase of other reserves,
- the realisation of assets and reversal of measurement, settled in equity, in other operating income in the amount of PLN 1 322 thousand
- the reclassification of shares of Vivid.pl S.A. from the category of subsidiaries to available-for-sale financial assets due to a loss of control in the amount of PLN 4 279 thousand,
- an impairment loss on the shares of Vivid.pl S.A. settled in other operating costs in the amount of PLN 4 279 thousand)

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

- in **held-to-maturity investments**

non-current – financial assets financed from the resources of the Mine Closure Fund were acquired in the amount of PLN 813 thousand.
(an accrued acquisition in the amount of PLN 14 171 thousand since the beginning of the financial year)

- in **derivative financial instruments** – due to a change in macroeconomic conditions there was an increase in the fair value of derivative instruments. Due to this adjustment financial result was increased by PLN 81 973 thousand. This adjustment was mainly due to a change in the time value of options, which are settled in a future period, while other reserves were increased by PLN 77 667 thousand, as a result of an increase in the internal value of derivative transactions entered into.

(an accrued decrease in financial result due to measurement and realisation by PLN 81 016 thousand and increase in other reserves by PLN 75 572 thousand since the beginning of the financial year)

- in **financial receivables** – an impairment allowance was recognised in the amount of PLN 3 330 thousand (an excess of impairment allowance recognised, PLN 8 903 thousand over reversed, PLN 5 573 thousand), of which the most important item is impairment allowance on trade receivables.
(an accrued impairment allowance in the amount of PLN 6 217 thousand since the beginning of the financial year (an excess of impairment recognised of PLN 18 343 thousand over reversed of PLN 12 126 thousand)

In addition in the current quarter the following impairment losses on other assets were recognised or reversed:

property, plant and equipment and intangible assets
- impairment loss recognised PLN 5 322 thousand

(accrued since the beginning of the financial year
- *impairment loss recognised PLN 22 370 thousand*
- *impairment loss reversed PLN 14 592 thousand)*

non-financial receivables
- impairment allowance recognised PLN 9 856 thousand
- impairment allowance reversed PLN 687 thousand

(accrued since the beginning of the financial year
- *impairment allowance recognised PLN 10 026 thousand*
- *impairment allowance reversed PLN 5 121 thousand)*

inventories
- write-down recognised PLN 328 thousand
- write-down reversed PLN 452 thousand

(accrued since the beginning of the financial year
- *write-down recognised PLN 1 529 thousand*
- *write down reversed PLN 1 395 thousand)*

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

IV. Selected additional explanatory notes

1. Sales

	Financial period			
	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008	for the 3 months ended 30 September 2007	for the 9 months ended 30 September 2007
Copper, precious metals, smelter by-products	2 697 159	8 715 809	3 400 052	9 262 251
Energy	9 852	27 783	6 198	23 026
Services	265 670	798 083	228 035	638 320
Mining machinery, transport vehicles for mining and other	5 869	26 358	1 039	10 212
Goods for resale	78 326	191 013	100 348	229 257
Wastes and materials	2 570	7 586	2 385	7 666
Other goods	27 146	70 729	14 703	49 927
Total	**3 086 592**	**9 837 361**	**3 752 760**	**10 220 659**

2. Costs by type

	Financial period			
	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008	for the 3 months ended 30 September 2007	for the 9 months ended 30 September 2007
Depreciation of property, plant and equipment and amortisation of intangible assets	166 976	497 397	154 343	443 230
Employee benefit costs	757 516	2 250 218	740 713	2 116 827
Materials and energy consumption	1 016 096	2 763 646	951 413	2 343 645
External services	431 090	1 236 265	333 558	960 612
Taxes and charges	81 816	263 973	79 978	240 386
Advertising costs and representation expenses	9 943	37 935	15 291	50 794
Property and personal insurance	4 312	13 676	4 678	14 523
Research and development costs not capitalised in intangible assets	278	961	1 269	1 506
Other costs, of which:	22 935	48 574	673	23 095
Impairment of property, plant and equipment, intangible assets	5 427	19 126	2 946	2 953
Write-down of inventories	328	1 529	1 191	2 416
Allowance for impairment of trade receivables	3 843	12 974	4 993	12 163
Reversal of impairment of property, plant and equipment, intangible assets	-	(14 426)	-	-
Reversal of write-down of inventories	(452)	(1 395)	(248)	(1 245)
Reversal of allowance for impairment of trade receivables	(3 774)	(10 067)	(4 698)	(19 717)
Losses from the disposal of financial instruments	615	1 444	112	347
Other operating costs	16 948	39 389	(3 623)	26 178
Total costs by type	**2 490 962**	**7 112 645**	**2 281 916**	**6 194 618**
Cost of goods for resale and materials sold (+), of which:	48 337	121 208	55 122	161 305
Allowance for impairment of receivables	181	436	253	552
Reversal of allowance for impairment of receivables	(163)	(394)	(267)	(744)
Change in inventories of finished goods and work in progress (+/-)	(74 414)	(43 548)	(36 870)	201 552
Cost of manufacturing products for internal use (-)	(124 687)	(335 084)	(93 842)	(271 574)
Total cost of sales, selling and administrative costs	**2 340 198**	**6 855 221**	**2 206 326**	**6 285 901**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

3. Other operating income

	Financial period			
	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008	for the 3 months ended 30 September 2007	for the 9 months ended 30 September 2007
Income and gains on financial instruments, classified under other operating activities, resulting from:	146 526	436 013	188 352	1 227 028
Measurement and realisation of derivative instruments	107 398	323 375	154 039	1 121 932
Gains from the disposal of financial instruments	7 918	12 221	5 852	21 785
Interest on financial instruments	29 574	98 674	28 458	83 230
Reversal of impairment losses on available-for-sale financial assets	-	78	-	58
Reversal of allowance for impairment of receivables	1 636	1 665	3	23
Gains from the disposal of investment property	-	-	-	16 122
Gains from the disposal of a subsidiary	1 243	1 243	-	-
Gains from the disposal of perpetual usufruct of land	14	434	414	414
Gains from the disposal of intangible assets	2 066	2 071	-	-
Other interest	9 868	14 313	29	159
Dividends received	253	303	396	396
Reversal of impairment losses on assets under construction	-	166	-	-
Reversal of allowance for impairment of other non-financial receivables	687	5 121	4	122
Government grants and other donations received	961	2 097	382	1 767
Release of unused provisions	2 435	9 164	4 450	7 789
Penalties and compensation received	3 365	6 268	4 375	8 953
Other operating income/gains	3 223	7 583	9 056	17 915
Total other operating income	**170 641**	**484 776**	**207 458**	**1 280 665**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

4. Other operating costs

	Financial period			
	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008	for the 3 months ended 30 September 2007	for the 9 months ended 30 September 2007
Costs and losses on financial instruments, classified as other operating costs:	(4 449)	529 913	258 587	1 530 033
Measurement and realisation of derivative instruments	25 425	404 391	231 737	1 452 026
Losses from the disposal of financial instruments	949	2 608	-	-
Interest on financial liabilities	5	101	180	358
Impairment losses on available-for-sale financial assets	4 324	4 324	73	73
Allowances for impairment of loans and receivables	4 879	4 933	267	271
Foreign exchange losses	(40 031)	113 556	26 330	77 305
Decrease in the fair value of investment property	-	-	-	6 036
Losses from the sale of shares in subsidiaries	-	-	-	872
Allowances for impairment of other non-financial receivables	9 856	10 026	5 631	16 994
Losses from the disposal of intangible assets	-		11	820
Losses on the sale of property, plant and equipment	4 086	5 911	3 877	4 524
Impairment losses on assets under construction	(105)	3 244	2 682	2 701
Interest on overdue non-financial liabilities	533	988	977	5 486
Donations granted	3 653	11 302	1 858	8 463
Provisions for liabilities	2 311	27 381	6 300	23 864
Penalties and compensation paid	517	3 466	1 050	4 250
Other operating costs/losses	3 873	14 297	12 423	24 325
Total other operating costs	**20 275**	**606 528**	**293 396**	**1 628 368**

5. Net finance costs

	Financial period			
	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008	for the 3 months ended 30 September 2007	for the 9 months ended 30 September 2007
Interest expense:	4 445	11 716	2 958	7 294
On bank and other loans	3 737	10 632	2 544	6 737
Due to finance leases	708	1 084	414	557
Net exchange gains on borrowings	50	(1 051)	(915)	(2 096)
Changes in the value of provisions due to unwinding of discount	9 768	28 245	7 246	19 351
Other net finance costs	459	524	(34)	(82)
Total net finance costs	**14 722**	**39 434**	**9 255**	**24 467**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

6. Borrowings and liabilities due to finance leases

	At	
	30 September 2008	**31 December 2007**
Non-current	**87 405**	**162 909**
Bank loans	58 318	132 440
Loans	10 781	13 781
Finance lease liabilities	18 306	16 688
Current	**157 367**	**113 201**
Bank loans	146 296	101 890
Loans	6 700	7 722
Finance lease liabilities	4 371	3 589
Total	**244 772**	**276 110**

7. Adjustments to profit for the period in the consolidated cash flow statement

	Financial period	
	for the 9 months ended 30 September 2008	**for the 9 months ended 30 September 2007**
Income tax from the income statement	542 462	685 007
Depreciation/amortisation	497 397	443 230
Share of profits of associates accounted for using the equity method	(233 223)	(198 188)
Interest and share in profits (dividends)	9 584	6 512
Foreign exchange (gains)/losses	(31 591)	22 622
Change in provisions	45 281	21 312
Change in derivative instruments	(91 468)	(35 256)
Other adjustments	19 933	(19 504)
Changes in working capital:	(416 379)	(176 281)
Inventories	(191 775)	57 956
Trade and other receivables	(230 594)	(65 962)
Trade and other payables	5 990	(168 275)
Total adjustments to profit for the period	**341 996**	**749 454**

V. Situation and results of significant companies

DIALOG S.A.

Financial data of DIALOG S.A. included in the consolidated financial statements of KGHM Polska Miedź S.A.

	from 1 July 2007 to 30 September 2007	from 1 July 2008 to 30 September 2008	from 1 January 2007 to 30 September 2007	from 1 January 2008 to 30 September 2008	Change*
Sales	121 740	136 586	363 533	415 447	114.3
Operating profit/loss	(1 070)	(6 860)	26 261	(21 824)	(83.1)
EBITDA	27 456	21 425	102 939	62 625	60.8
Profit/loss for the period	(2 938)	(9 420)	21 365	(30 622)	(143.3)

** I-XI 2007 = 100*

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Sales of Telefonia Dialog S.A. in the first three quarters of 2008 amounted to PLN 415 447 thousand (versus PLN 363 533 thousand for the first three quarters of 2007 - an increase of 14.3%). Operating profit amounted to PLN (21 824) thousand (versus PLN 26 261 thousand for the first three quarters of 2007). EBITDA amounted to PLN 62 625 thousand (versus PLN 102 939 thousand for the first three quarters of 2007). Profit for the first three quarters of 2008 amounted to PLN (30 622) thousand.

The result of the investments carried out in 2007 and the actions undertaken by DIALOG S.A. to gain customers is that the customer base since 2007 has had a visible impact on the company's revenues.

The strong competition from mobile phone operators means that the company is continuing to experience a fall in voice service subscribers using the DIALOG S.A. network. At the end of the third quarter of 2008, the company had 391 thousand ringing lines in its network. There is however growth in the base of customers to whom DIALOG S.A. provides services based on the TP S.A. network (so-called WLR). At the end of September 2008 the company had 144 thousand active WLR customers. In addition the company is expanding its base of Internet customers, in particular with respect to broadband Internet access. At the end of September 2008 it had 129 thousand Internet subscribers, including 7.5 thousand BSA service users.

In the first quarter of 2008 sales of a new service - Internet television - also began, as part of the DIALOG media package, which includes, apart from IPTV, video on demand, broadband Internet and fixed-line telephony. Implementation of the IPTV system not only enhances the scope of services offered, but also the possibility for a broader use of modern multimedia technology to meet current and future demand for communication by the information society. At the end of September 2008 Dialog S.A. had 1.2 thousand customers using these services.

The company expects that the dynamic increase in customers will lead to an increase in revenues in 2008. In 2008 DIALOG S.A. continues the strategy aimed at increasing the number of its subscribers, both as respects voice as well as internet services.

On 4 April 2008 the General Shareholders' Meeting resolved to decrease the share capital of Telefonia DIALOG S.A. by PLN 1 469 850 thousand.

PLN 913 150 thousand of the amount obtained from the decrease in share capital of Telefonia DIALOG S.A. was used to cover the loss from prior years presented in the balance sheet of the company at 31 December 2006, while the remaining PLN 556 700 thousand was transferred to reserve capital created from profit in accordance with the Statutes (Retained earnings). This decrease in capital was carried out without any payout to the company's shareholders. The share capital of Telefonia DIALOG S.A. after registration amounts to PLN 489 950 thousand. 100% of the share capital of the company is owned by KGHM Polska Miedź S.A.

On 22 September 2008 Telefonia DIALOG S.A. entered into a contingent agreement with PKN Orlen S.A. for the acquisition of shares of Petrotel Sp. z o.o. with its registered head office in Płock. As a result of signing this agreement, Telefonia DIALOG S.A. was to acquire 6 150 shares of Petrotel Sp. z o.o., with a face value of PLN 1 000 per share, and a total nominal value of PLN 6 150 thousand, representing 75% of the share capital and the total number of votes at the General Shareholders' Meeting of Petrotel Sp. z o.o. The purchase price for 75% of the shares of Petrotel Sp. z o.o. was PLN 32 411 thousand, i.e. PLN 5 270 per share.

Ownership of these shares was to be transferred to Telefonia DIALOG S.A. under condition that the remaining shareholders of Petrotel Sp. z o.o. decline to make use of their pre-emption right to these shares, and the full payment of the amount representing the purchase price for these shares. The existing shareholders declined to make use of their pre-emption right, and therefore Telefonia DIALOG S.A. made use of its right to acquire the shares.

On 6 November 2008 there was the transfer of ownership of Petrotel Sp. z o.o. shares to Telefonia DIALOG S.A.

On 29 September 2008 the Regional Court for the City of Warsaw in Warsaw, Section X (Economic) for bankruptcy and remediary proceedings, issued a ruling upon declaration of bankruptcy of the company Vivid.pl S.A. with its registered head office in Warsaw. 100% of the shares of Vivid.pl S.A. are owned by Telefonia DIALOG S.A. For the details of the bankruptcy of Vivid.pl see page 20.

Polkomtel S.A.

The carrying amount of the shares of Polkomtel S.A. in the consolidated financial statements at 30 September 2008 accounted for using the equity method amounted to PLN 737 369 thousand.

Financial results of Polkomtel S.A.

	from 1 July 2007 to 30 September 2007	from 1 July 2008 to 30 September 2008	from 1 January 2007 to 30 September 2007	from 1 January 2008 to 30 September 2008	Change*
Sales	2 003 445	2 171 351	5 762 242	6 289 093	109.1
Operating profit	506 783	551 704	1 343 541	1 566 433	116.6
EBITDA	769 594	856 492	2 135 627	2 463 168	115.3
Profit for the period	385 379	410 634	1 018 304	1 186 028	116.5

** I-XI 2007 = 100*

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

During the first three quarters of 2008 the company achieved sales of PLN 6 289 093 thousand (in the first three quarters of 2007 sales amounted to PLN 5 762 242 thousand – an increase of 9.1%), achieving an operating profit of PLN 1 566 433 thousand. EBITDA amounted to PLN 2 463 168 thousand (versus PLN 2 135 627 thousand for the first three quarters of 2007 - an increase of 15.3%). The company achieved a profit for the period of PLN 1 186 028 thousand (versus PLN 1 018 304 thousand in the comparable period of 2007).

On 28 March 2008 the Ordinary General Shareholders' Meeting of Polkomtel S.A. passed a resolution on the appropriation of profit for 2007. Based on the decision of the shareholders the company allocated PLN 1 248 245 thousand to be paid as a dividend from 2007 profit. Due to the fact that the company made an interim dividend payments of PLN 315 700 thousand in December 2007 and of PLN 466 170 thousand in May 2008, the amount of PLN 466 375 thousand remained to be paid. This amount will be paid by 27 November 2008.

The amount of the total dividend from 2007 profit attributable to KGHM Polska Miedź S.A. amounts to PLN 244 764 thousand, of which KGHM Polska Miedź S.A. received PLN 61 905 thousand as an interim dividend in December 2007, the amount of PLN 91 409 thousand received on 28 May 2008, and the remainder of PLN 91 450 thousand will be paid by 27 November 2008.

On 25 March 2008 the International Court of Arbitration in Vienna issued a so-called partial verdict on a claim by Vodafone Americas Inc. which it had filed on 10 March 2006 with the International Court of Arbitration at the Federal Chamber of Commerce in Vienna, in which claims were made against six entities, naming TDC Mobile International A/S as the Principle Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents. In the statement of its claims, Vodafone Americas Inc. has challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders.

This favourable decision for KGHM Polska Miedź S.A. and the other shareholders confirms the validity of the agreement signed 10 March 2006 between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A., Węglokoks S.A. and TDC Mobile International A/S on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A. The details of this agreement were described in a current report dated 10 March 2006 and in the consolidated report for the first half of 2008.

VI. Information on seasonal or cyclical activities

The Group is not affected by seasonal or cyclical activities.

VII. Information on the issuance, redemption and repayment of debt and equity securities

There was no issuance, redemption or repayment of debt and equity securities in the Group during the reported period.

VIII. Information related to a paid (or declared) dividend

In accordance with Resolution No. 5/2008 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 26 June 2008 regarding the appropriation of Company profit for financial year 2007 and setting of the right to dividend date and dividend payment date, the amount of PLN 1 800 000 thousand, representing PLN 9.00 per share, was allocated as a shareholders dividend from profit for financial year 2007.
The right to dividend date was set at 18 July 2008, and dividend payment date at 7 August 2008.

All Company shares are ordinary shares.

IX. Subsequent events

Information on Management Board decisions regarding programs to increase productivity and achieve savings
KGHM Polska Miedź S.A., given the situation on the financial markets and the deteriorating environment surrounding the Company, including the significant decreases in copper prices, has decided to undertake temporary actions aimed at a rapid decrease in costs and an increase in productivity.

Consequently, on 23 October 2008 it has been decided to realise a program to achieve savings and increase productivity, which will bring significant effects within a short period of time throughout the Company. Simultaneously, work on projects to integrate the mines has been halted, as well as on organisational changes respecting metallurgy, which assumed the achievement of measurable effects over a time frame of two to four years. Nonetheless, all elements of the above projects which could possibly bring about rapid economic effects shall be continued.

In addition, previously-begun programs aimed at reducing costs and increasing productivity in various operating areas of the Company and Group are being continued. One of these is the centralisation of purchasing throughout the Group, which it is cautiously expected will bring about savings in 2009 on the order of at least PLN 200 million.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Transfer of ownership of shares of Petrotel Sp. z o.o. to Telefonia DIALOG S.A.
On 6 November 2008 there was the transfer of ownership of 6 150 shares of Petrotel Sp. z o.o., with a face value of PLN 1 000 per share, representing 75% of the share capital of the company, to Telefonia DIALOG S.A. (a subsidiary of KGHM Polska Miedź S.A.)

The transfer of ownership rights to these shares took place based on a contingent agreement for the acquisition of shares of Petrotel Sp. z o.o, entered into between PKN Orlen S.A. and Telefonia DIALOG S.A. on 22 September 2008.

The existing shareholders declined to make use of their pre-emption right, and therefore Telefonia DIALOG S.A. made use of its right to acquire the shares.

The assets were acquired for PLN 32 411 thousand, and their carrying amount in the accounts of Telefonia DIALOG S.A. is PLN 32 886 thousand.

As a result of the above-mentioned transaction, the share of Telefonia DIALOG S.A. in the share capital and the total number of votes at the General Shareholders' Meeting of Petrotel Sp. z o.o. amounts to 75%.

The acquired assets are of a long-term, equity investment nature. Acquisition of these assets was financed by a bank loan.

X. Contingent and other off-balance sheet items

	At 30 September 2008	Increase/(decrease) since the end of the last financial year
Contingent receivables	**46 204**	**(112 612)**
Contested State budget issues	30 379	(115 675)
Guarantees received	15 825	3 063
Off-balance sheet receivables - inventions, implementation of projects	**25 195**	**-**
Contingent liabilities	**735 816**	**27 156**
Guarantees granted	33 108	3 106
Promissory note liabilities	16 725	1 224
Disputed issues, pending court proceedings	14 295	6 762
Contingent penalties	1 682	(2 211)
Preventive measures in respect of mine-related damages	11 201	1 201
Agreement on the acceptance of the offer and conditional transfer of shares in Petrotel S.A	43 214	43 214
Agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	615 591	(26 140)
Off-balance sheet liabilities	**638 684**	**42 208**
Inventions, implementation of projects	68 299	12 711
Operating leases	63 197	(4 963)
Future payments due to perpetual usufruct of land	507 188	34 460

The value of contingent assets was determined based on estimates.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

XI. Business segments

for the period from 1 January 2008 to 30 September 2008

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
REVENUE					
External sales	8 847 475	414 205	575 681	-	9 837 361
Inter-segment sales	69 209	2 538	1 175 456	(1 247 203)	-
Total revenue	**8 916 684**	**416 743**	**1 751 137**	**(1 247 203)**	**9 837 361**
RESULT					
Segment result	3 610 495	15 182	88 539	(317 620)	3 396 596
Unallocated expenses of Group as a whole	-	-	-	-	(536 208)
Operating profit	-	-	-	-	**2 860 388**
Finance cost - net	-	-	-	-	(39 434)
Share of profit of associates	-	232 565	658	-	233 223
Profit before income tax	-	-	-	-	**3 054 177**
Income tax expense	-	-	-	-	(542 462)
Profit for the period	-	-	-	-	**2 511 715**

At 30 September 2008

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	9 950 401	1 153 802	1 484 279	(390 345)	12 198 137
Investments in entities accounted for using the equity method	-	737 369	-	-	737 369
Unallocated assets of Group as a whole	-	-	-	-	989 818
Total consolidated assets	-	-	-	-	**13 925 324**
Segment liabilities	2 693 207	48 883	414 039	(216 809)	2 939 320
Unallocated liabilities of Group as a whole	-	-	-	-	701 848
Total consolidated liabilities	-	-	-	-	**3 641 168**

for the period from 1 January 2008 to 30 September 2008

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
Capital expenditures	696 546	46 523	153 342	(17 005)	879 406
Depreciation of property, plant and equipment	347 207	80 322	59 938	(8 991)	478 476
Amortisation of intangible assets	9 266	5 618	3 523	514	18 921
Impairment of property, plant and equipment and intangible assets recognised in income statement (an excess of impairment recognised over reversed)	328	7 450	-	-	7 778
Other non-cash expenses, of which:	23 340	7 526	15 334	(2 124)	44 076
- provisions recognised	6 628	5 585	15 168	-	27 381

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

for the period from 1 January 2007 to 30 September 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
REVENUE					
External sales	9 426 551	361 925	432 183	-	10 220 659
Inter-segment sales	96 941	2 982	1 069 647	(1 169 570)	-
Total revenue	**9 523 492**	**364 907**	**1 501 830**	**(1 169 570)**	**10 220 659**
RESULT					
Segment result	4 244 477	54 001	109 074	(299 776)	4 107 776
Unallocated expenses of Group as a whole	-	-	-	-	(520 721)
Operating profit	-	-	-	-	**3 587 055**
Finance cost - net	-	-	-	-	(24 467)
Share of profit of associates	-	197 494	694	-	198 188
Profit before income tax	-	-	-	-	**3 760 776**
Income tax expense	-	-	-	-	(685 007)
Profit for the period	-	-	-	-	**3 075 769**

At 31 December 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	10 029 650	1 215 920	1 364 612	(451 750)	12 158 432
Investments in entities accounted for using the equity method	-	687 665	2 431	-	690 096
Unallocated assets of Group as a whole	-	-	-	-	654 870
Total consolidated assets	-	-	-	-	**13 503 398**
Segment liabilities	2 587 784	69 253	362 468	(223 071)	2 796 434
Unallocated liabilities of Group as a whole	-	-	-	-	1 205 355
Total consolidated liabilities	-	-	-	-	**4 001 789**
for the period from 1 January 2007 to 30 September 2007					
Capital expenditures	510 995	85 704	139 158	(9 717)	726 140
Depreciation of property, plant and equipment	308 259	73 538	54 423	(8 935)	427 285
Amortisation of intangible assets	7 551	4 349	3 494	551	15 945
Impairment of property, plant and equipment and intangible assets recognised in income statement (an excess of impairment recognised over reversed)	2 953	2 701	-	-	5 654
Other non-cash expenses, of which:	37 582	104	1 972	3 498	43 156
- provisions recognised	22 838	93	933	-	23 864

XII. Effects of changes in the structure of the economic entity, including due to the combination of economic entities, to the takeover or sale of entities of the KGHM Polska Miedź S.A. Group, to long-term investments, or to the separation, restructurisation or discontinuation of activities

Sale of shares of MINOVA-KSANTE Spółka z o.o.

On 26 August 2008 the Parent Entity sold 13 500 shares of MINOVA-KSANTE Spółka z o.o. back to this company, representing 30% of the share capital of MINOVA-KSANTE Spółka z o.o. and granting the right to 30% of the votes at the General Shareholders' Meeting.

These shares were sold based on an agreement entered into between KGHM Polska Miedź S.A. and MINOVA-KSANTE Spółka z o.o. titled "Agreement for the buy-back of shares for the purpose of their retirement" dated 26 August 2008. The sale price for these 13 500 shares amounts to PLN 8 542 thousand (PLN 632.75 per share).

The net value of sold shares in the consolidated financial statements amounted to PLN 3 090 thousand.

Gains from the sale of an associate recognised in consolidated income statement amounts to PLN 5 452 thousand.

Following this transaction KGHM Polska Miedź S.A. no longer owns any of the share capital of MINOVA-KSANTE Spółka z o.o.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Acquisition of shares in the newly-founded company PMT Linie Kolejowe sp. z o.o.

On 19 September 2008 the Court issued a decision on entering the following company into the National Court Register - Register of Entrepreneurs: PMT Linie Kolejowe sp. z o.o. with its registered head office in Polkowice. The share capital of this newly-founded entity amounts to PLN 100 thousand and is divided into 100 shares of PLN 1000 each.

POL-MIEDŹ TRANS sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) has acquired 99 shares in the newly-founded company PMT Linie Kolejowe sp. z o.o. These shares have a per-share face value of PLN 1000 and a total nominal value of PLN 99 thousand, represent 99% of the share capital of this company and grant the right to the same number of votes at the General Shareholders' Meeting. 1% of the shares of PMT Linie Kolejowe sp. z o.o. acquired a subsidiary of KGHM Polska Miedź S.A. - PHP Mercus sp. z o.o.

The carrying amount of the shares of PMT Linie Kolejowe sp. z o.o. in the accounts of POL-MIEDŹ TRANS sp. z o.o. is PLN 99 thousand, while in the accounts of PHP Mercus sp. z o.o. it amounts to PLN 1 thousand.

The shares acquired by POL-MIEDŹ TRANS sp. z o.o. and PHP Mercus sp. z o.o. for a price equal to their nominal value were entirely paid for in cash.

The Parent Entity of the Group indirectly became the owner of 100% of shares in PMT Linie Kolejowe sp. z o.o.

The founding of this company and its assumption of management over railway infrastructure will enable PMT Linie Kolejowe sp. z o.o. to collect fees for providing access to this infrastructure to other carriers. The result of commencing operations by PMT Linie Kolejowe sp. z o.o. will be to improve the effectiveness of the assets owned by POL-MIEDŹ TRANS sp. z o.o.

Loss of control over Vivid.pl S.A.

On 29 September 2008 the Regional Court for the City of Warsaw in Warsaw, Section X (Economic) for bankruptcy and remediary proceedings, issued a ruling upon declaration of bankruptcy of the company Vivid.pl S.A. with its registered head office in Warsaw (100% of the shares of Vivid.pl S.A. are owned by Telefonia DIALOG S.A. - a subsidiary of KGHM Polska Miedź S.A.). The court appointed a court commissioner - Regional Court Judge, Arkadiusz Zagrobelny, and a receiver - Jacek Filiks.

As a result of accounting for the loss of control over a subsidiary in the consolidated financial statements a loss was recorded on the disposal of a subsidiary in the amount of PLN 4 278 thousand.

The ruling on this bankruptcy came into legal force on 10 October 2008.

(amounts in tables in thousand PLN, unless otherwise stated)

Other information to the consolidated quarterly report

Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for 2008, in light of the results presented in this consolidated quarterly report relative to projected results

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Group results.

In a current report dated 27 March 2008 the KGHM Polska Miedź S.A. Budget assumptions for 2008 were published as approved by the Supervisory Board of the Company on the same day. The Budget assumes the achievement in 2008 of revenues from sales of PLN 11 193 million and of profit for the period of PLN 2 904 million.

In the first 9 months KGHM Polska Miedź S.A. earned revenues from sales of PLN 8 751 million and a profit for the period of PLN 2 533 million, meaning an achievement of the planned results respectively of 78% and 87%. The financial results in this period are consistent with the approved Budget for 2008.

KGHM Polska Miedź S.A. in its Budget anticipated a deterioration of macroeconomic conditions in the fourth quarter of 2008, however as a result of the growing financial crisis the observed scale of the fall in metals prices is greater than that assumed in the Budget.

The measurement of assets may also have an impact on realisation of the financial results forecast.

In spite of this, the strengthening of the USD, in particular to the Polish zloty, which is favourable to the Company and realisation of the hedging policy, representing a short term hedging of the Company's results, reduce the risk of failure to achieve the Budget.

If the current situation on the currency and copper markets continues in the fourth quarter, the Company does not foresee any significant variation from the financial results forecast for 2008.

Shareholders holding at least 5% of the total number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. as at the date of publication of this consolidated quarterly report, and changes in the ownership structure of significant packets of shares of KGHM Polska Miedź S.A. in the period since publication of the prior consolidated quarterly report

At the date of publication of the consolidated report for the second quarter of 2008, i.e. at 14 August 2008, the only shareholder owning at least 5% of the total number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. was the State Treasury – which owned 83 589 900 shares of KGHM Polska Miedź S.A., representing 41.79% of the share capital and the same number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. (based on an announcement dated 16 May 2007).

Following publication of the consolidated report for the second quarter of 2008, KGHM Polska Miedź S.A. was not informed by any shareholder of any change in the ownership structure of significant packets of shares.

At the date of publication of this report, based on information held by KGHM Polska Miedź S.A., the only shareholder owning at least 5% of the total number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. remains the State Treasury, which holds 83 589 900 shares of KGHM Polska Miedź S.A. representing 41.79% of the share capital and the same number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A.

Ownership of shares of KGHM Polska Miedź S.A. or of rights to them (options) by management or supervisory personnel of KGHM Polska Miedź S.A., as at the date of publication of the consolidated quarterly report, based on information held by KGHM Polska Miedź S.A. Changes in ownership during the period following publication of the prior consolidated quarterly report

The Members of the Management Board of KGHM Polska Miedź S.A., at the date of publication of the consolidated report for the second quarter of 2008, i.e. at 14 August 2008, did not own any shares or share options of KGHM Polska Miedź S.A. Based on information held by KGHM Polska Miedź S.A. at the date of publication of this report this did not change.

Among supervisory personnel, at the date of publication of the consolidated report for the second quarter of 2008, only Ryszard Kurek owned 10 shares of KGHM Polska Miedź S.A. Based on information held by KGHM Polska Miedź S.A., at the date of publication of this report this did not change.

List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration

At 30 June 2008, the total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration respecting liabilities and debtors, of KGHM Polska Miedź S.A. and its subsidiaries, did not represent 10% of the equity of KGHM Polska Miedź S.A.

Information on single or multiple transactions entered into by KGHM Polska Miedź S.A. or a subsidiary with related entities, if the value of these transactions (being the aggregate value of all transactions entered into since the beginning of the financial year) exceeds the equivalent of EUR 500 000 – which are not typical and routine transactions, entered into at arms length between related entities and their nature and terms arise from on-going operating activities

Transaction entered into between Zanam – Legmet Sp. z o.o. (indirect subsidiary of KGHM Polska Miedź S.A.) and KGHM Letia S.A. (direct subsidiary of KGHM Polska Miedź S.A.) related to a sale by Zanam – Legmet Sp. z o.o. of perpetual usufruct of land no. 6/14, built-up area of 0.2734 ha, including: administrative building, lodge, car park. Net value of the transaction: PLN 2 312 thousand. Transaction conditions: payment and delivery of the property by 23 May 2008.

Other information to the consolidated quarterly report (continuation)

Information on the granting by KGHM Polska Miedź S.A. or by its subsidiary of collateral on credit or loans, or of guarantees – jointly to a single entity or its subsidiary, if the total value of such securities or guarantees represents the equivalent of at least 10% of the equity of KGHM Polska Miedź S.A.

During the period from 1 January 2008 to 30 September 2008 neither KGHM Polska Miedź S.A. nor its subsidiaries granted collateral on credit or loans, nor did they grant guarantees to a single entity or its subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

Other information which in the opinion of KGHM Polska Miedź S.A. is significant for the assessment of personnel situation, assets, finances and the financial result and any changes thereto, and information which is significant for assessing the ability to perform obligations

In the third quarter of 2008 there were no other significant events, apart from those mentioned in the commentary to the report, which could have a significant impact on the assessment of the material and financial position, the financial result of the Group and any changes thereto, or any other events significant for assessing the personnel situation and the ability to perform obligations.

Factors which will impact the financial results of the Group, at least in the following quarter

The largest impact on the results of the Group is from the parent entity – KGHM Polska Miedź S.A. – as well as, to a lesser degree, from Polkomtel S.A. and from DIALOG S.A.
As a result, the most significant factors impacting the results of the Group through the parent entity, particularly in the following quarter, will be:

- copper and silver prices on the metals markets,
- the USD/PLN exchange rate,
- electrolytic copper production costs,
- potential effects of the hedging policy being realised and measurement of assets.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A.

Balance sheet	Note	At 30 September 2008 (unaudited)	At 31 December 2007
Assets			
Non-current assets			
Property, plant and equipment		5 090 051	4 832 630
Intangible assets		80 571	74 830
Shares in subsidiaries		1 853 869	1 803 390
Investments in associates		437 250	438 559
Deferred tax assets		104 774	160 781
Available-for-sale financial assets		31 670	32 935
Held-to-maturity investments		58 066	43 893
Derivative financial instruments		25 390	33 395
Trade and other receivables		19 505	11 012
		7 701 146	**7 431 425**
Current assets			
Inventories		1 771 339	1 603 487
Trade and other receivables		1 079 191	772 279
Available-for-sale financial assets		102 428	-
Derivative financial instruments		242 917	81 444
Cash and cash equivalents		1 870 237	2 534 995
		5 066 112	**4 992 205**
Non-current assets held for sale		**3 020**	**-**
TOTAL ASSETS		**12 770 278**	**12 423 630**
Equity and liabilities			
EQUITY			
Share capital		2 000 000	2 000 000
Other reserves		72 372	13 783
Retained earnings		7 684 970	6 952 166
TOTAL EQUITY		**9 757 342**	**8 965 949**
LIABILITIES			
Non-current liabilities			
Trade and other payables		21 545	6 305
Borrowings and finance lease liabilities		14 977	20 319
Derivative financial instruments		-	3 087
Liabilities due to employee benefits		901 213	853 096
Provisions for other liabilities and charges	C. I. 1	488 732	556 589
		1 426 467	**1 439 396**
Current liabilities			
Trade and other payables		1 372 866	1 510 841
Borrowings and finance lease liabilities		7 494	8 612
Current corporate tax liabilities		77 686	343 022
Derivative financial instruments		3 456	14 335
Liabilities due to employee benefits		75 276	66 199
Provisions for other liabilities and charges	C. I. 1	49 691	75 276
		1 586 469	**2 018 285**
TOTAL LIABILITIES		**3 012 936**	**3 457 681**
TOTAL EQUITY AND LIABILITIES		**12 770 278**	**12 423 630**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Income statement

	Note	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008	for the 3 months ended 30 September 2007	for the 9 months ended 30 September 2007
		Financial period			
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
CONTINUED ACTIVITIES:					
Sales	C. I. 2	2 719 651	8 750 586	3 410 701	9 270 778
Cost of sales	C. I. 3	(1 819 903)	(5 328 029)	(1 732 251)	(4 933 835)
Gross profit		**899 748**	**3 422 557**	**1 678 450**	**4 336 943**
Selling costs	C. I. 3	(18 916)	(55 517)	(18 506)	(59 521)
Administrative expenses	C. I. 3	(143 681)	(409 492)	(152 530)	(431 027)
Other operating income	C. I. 4	156 655	679 513	191 309	1 442 728
Other operating costs	C. I. 5	2 149	(546 606)	(270 734)	(1 593 858)
Operating profit		**895 955**	**3 090 455**	**1 427 989**	**3 695 265**
Finance costs - net	C. I. 6	(10 869)	(28 682)	(7 849)	(20 033)
Profit before income tax		**885 086**	**3 061 773**	**1 420 140**	**3 675 232**
Income tax expense		(166 972)	(528 969)	(271 014)	(668 435)
Profit for the period		**718 114**	**2 532 804**	**1 149 126**	**3 006 797**
Earnings per share during the period (in PLN per share)					
- basic		3.59	12.66	5.75	15.03
- diluted		3.59	12.66	5.75	15.03

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Statement of changes in equity

	Share capital	Other reserves	Retained earnings	Total equity
At 1 January 2007	**7 413 573**	**(431 526)**	**1 133 767**	**8 115 814**
Impact of cash flow hedging valuation	-	655 621	-	655 621
Fair value losses on available-for-sale financial assets	-	(5 875)	-	(5 875)
Deferred tax	-	(130 797)	-	(130 797)
Total income/(expenses) recognised directly in equity	**-**	**518 949**	**-**	**518 949**
Profit for the period	-	-	3 006 797	3 006 797
Total recognised income/(expenses)	**-**	**518 949**	**3 006 797**	**3 525 746**
Dividends for 2006	-	-	(3 394 000)	(3 394 000)
At 30 September 2007 (unaudited)	**7 413 573**	**87 423**	**746 564**	**8 247 560**
At 1 January 2008	**2 000 000**	**13 783**	**6 952 166**	**8 965 949**
Impact of cash flow hedging valuation	-	75 573	-	75 573
Fair value losses on available-for-sale financial assets	-	(694)	-	(694)
Deferred tax	-	(16 290)	-	(16 290)
Total income/(expenses) recognised directly in equity	**-**	**58 589**	**-**	**58 589**
Profit for the period	-	-	2 532 804	2 532 804
Total recognised income/(expenses)	**-**	**58 589**	**2 532 804**	**2 591 393**
Dividends for 2007	-	-	(1 800 000)	(1 800 000)
At 30 September 2008 (unaudited)	**2 000 000**	**72 372**	**7 684 970**	**9 757 342**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Cash flow statement	Note	Financial period for the 9 months ended 30 September 2008	Financial period for the 9 months ended 30 September 2007
		(unaudited)	(unaudited)
Cash flow from operating activities			
Profit for the period		2 532 804	3 006 797
Adjustments to profit for the period	C. I. 7	173 842	640 550
Income tax paid		(754 588)	(719 839)
Net cash generated from operating activities		**1 952 058**	**2 927 508**
Cash flow from investing activities			
Purchase of shares in subsidiaries		(121 033)	(79 434)
Purchase of property, plant and equipment and intangible assets		(730 604)	(613 189)
Proceeds from sale of property, plant and equipment and intangible assets		6 126	3 127
Purchase of held-to-maturity investments		-	(41 846)
Proceeds from sale of held-to-maturity investments		-	42 200
Purchase of available-for-sale financial assets		(202 123)	(200 000)
Proceeds from sale of available-for-sale financial assets		102 054	267 412
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(24 002)	(43 324)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund		9 829	32 152
Loans granted		(7 056)	(2 268)
Repayments of loans granted		53	9 575
Interest received		183	469
Dividends received		136 847	205 564
Other investment expenses		(11 694)	(6 750)
Net cash used in investing activities		**(841 420)**	**(426 312)**
Cash flow from financing activities			
Repayments of loans		(4 000)	(4 000)
Payments of liabilities due to finance leases		(2 553)	(4 789)
Interest paid		(355)	(605)
Dividends paid		(1 800 000)	(1 698 000)
Net cash used in financing activities		**(1 806 908)**	**(1 707 394)**
Total net cash flow		**(696 270)**	**793 802**
Exchange gains/(losses) on cash and cash equivalents		31 512	(22 620)
Movements in cash and cash equivalents		**(664 758)**	**771 182**
Cash and cash equivalents at beginning of the period		**2 534 995**	**2 093 436**
Cash and cash equivalents at end of the period		**1 870 237**	**2 864 618**
including restricted cash and cash equivalents		2 076	2 564

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Selected explanatory data

I. Selected additional notes

1. Changes in provisions for other liabilities and charges

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2007	**524 560**	**459 254**	**5 287**	**15 372**	**44 647**
Increase	104 473	92 063	4 553	30	7 827
Decrease	(112 159)	(95 336)	(5 227)	(463)	(11 133)
Provisions at 30 September 2007	**516 874**	**455 981**	**4 613**	**14 939**	**41 341**
of which:					
Non-current provisions	**480 206**	**450 189**	**4 075**	-	**25 942**
Current provisions	**36 668**	**5 792**	**538**	**14 939**	**15 399**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2007	**524 560**	**459 254**	**5 287**	**15 372**	**44 647**
Increase	270 332	234 006	4 779	352	31 195
Decrease	(163 027)	(142 949)	(5 256)	(505)	(14 317)
Provisions at 31 December 2007	**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
of which:					
Non-current provisions	**556 589**	**527 623**	**4 272**	-	**24 694**
Current provisions	**75 276**	**22 688**	**538**	**15 219**	**36 831**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008	**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
Increase	46 177	40 301	731	1 950	3 195
Decrease	(139 619)	(102 288)	(60)	(1 261)	(36 010)
Provisions at 30 September 2008	**538 423**	**488 324**	**5 481**	**15 908**	**28 710**
of which:					
Non-current provisions	**488 732**	**472 246**	**4 381**	-	**12 105**
Current provisions	**49 691**	**16 078**	**1 100**	**15 908**	**16 605**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

2. Sales

	Financial period			
	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008	for the 3 months ended 30 September 2007	for the 9 months ended 30 September 2007
Copper, precious metals, smelter by-products	2 681 042	8 630 978	3 368 827	9 153 428
Salt	2 946	12 339	2 741	10 932
Services	12 806	35 505	16 363	39 609
Other goods	2 665	8 059	991	9 427
Goods for resale	10 205	32 464	11 699	30 897
Wastes and production materials	9 910	31 002	9 187	24 520
Other materials	77	239	893	1 965
Total	**2 719 651**	**8 750 586**	**3 410 701**	**9 270 778**

3. Costs by type

	Financial period			
	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008	for the 3 months ended 30 September 2007	for the 9 months ended 30 September 2007
Depreciation of property, plant and equipment and amortisation of intangible assets	117 389	349 330	105 917	309 864
Employee benefit costs	603 066	1 784 772	589 577	1 678 693
Materials and energy consumption	1 000 602	2 695 758	947 926	2 321 931
External services	259 872	737 393	220 054	626 643
Taxes and charges	67 559	220 972	65 990	198 790
Advertising costs and representation expenses	4 119	15 310	9 217	28 368
Property and personal insurance	2 716	8 877	3 317	10 236
Research and development costs not capitalised in intangible assets	279	961	1 386	2 014
Other costs, of which:	2 832	8 482	(6 672)	2 188
Impairment of property, plant and equipment, intangible assets	328	328	2 945	2 945
Write-down of inventories	-	599	155	611
Allowance for impairment of receivables	5	5	16	56
Reversal of write-down of inventories	(386)	(1 021)	(196)	(584)
Reversal of allowance for impairment of receivables	-	(3)	(1)	(2 375)
Losses from the disposal of financial instruments	615	1 444	112	347
Other operating costs	2 270	7 130	(9 703)	1 188
Total costs by type	**2 058 434**	**5 821 855**	**1 936 712**	**5 178 727**
Cost of goods for resale and materials sold (+)	19 347	60 804	20 639	55 166
Change in inventories of finished goods and work in progress (+/-)	(72 330)	(25 458)	(41 586)	225 342
Cost of manufacturing products for internal use (-)	(22 951)	(64 163)	(12 478)	(34 852)
Total cost of sales, selling and administrative costs	**1 982 500**	**5 793 038**	**1 903 287**	**5 424 383**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

4. Other operating income

	Financial period			
	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008	for the 3 months ended 30 September 2007	for the 9 months ended 30 September 2007
Income and gains on financial instruments, classified under other operating activities, resulting from:	145 980	423 100	184 556	1 221 643
Measurement and realisation of derivative instruments	105 596	316 606	153 200	1 119 964
Gains from the disposal of financial instruments	15 272	19 269	5 682	21 307
Interest on financial instruments	25 112	87 220	25 672	80 095
Reversal of allowance for impairment of financial receivables	-	5	2	277
Non-financial interest	5	4 450	30	157
Reversal of allowance for impairment of non-financial receivables	679	5 111	-	-
Dividends received	228	228 297	397	205 564
Release of unused provisions	1 082	5 674	3 968	5 603
Penalties and compensation received	2 203	4 211	1 371	2 445
Excess payments of property tax	-	-	-	1 666
Government grants and other donations received	161	1 006	275	1 388
Other operating income/gains	6 317	7 664	712	4 262
Total other operating income	**156 655**	**679 513**	**191 309**	**1 442 728**

5. Other operating costs

	Financial period			
	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008	for the 3 months ended 30 September 2007	for the 9 months ended 30 September 2007
Costs and losses on financial instruments, classified as other operating costs:	(16 031)	508 820	251 019	1 519 341
Measurement and realisation of derivative instruments	24 031	402 883	231 434	1 451 712
Interest on overdue financial liabilities	1	17	10	121
Allowances for impairment of other financial receivables	6	14	17	28
Foreign exchange losses	(40 069)	105 906	19 558	67 480
Allowances for impairment of other non-financial receivables	-	170	5 623	16 987
Losses on the sale of property, plant and equipment	2 555	5 618	3 318	6 436
Donations granted	3 450	10 633	1 522	7 614
Interest on overdue non-financial liabilities	526	971	702	5 157
Provisions for liabilities due to:	1 470	6 380	5 369	20 908
Decommissioning of mines	309	1 667	-	15 356
Disputed issues and court proceedings	(413)	1 950	-	30
Other	1 574	2 763	5 369	5 522
Penalties and compensation paid	39	1 398	363	1 818
Amortisation of interest on receivables	4	4	-	5 304
Effects of the decision after tax control	699	699	195	2 587
Other operating costs/losses	5 139	11 913	2 623	7 706
Total other operating costs	**(2 149)**	**546 606**	**270 734**	**1 593 858**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

6. Net finance costs

	Financial period			
	for the 3 months ended 30 September 2008	for the 9 months ended 30 September 2008	for the 3 months ended 30 September 2007	for the 9 months ended 30 September 2007
Interest expense:	710	1 075	604	1 047
On loans	173	416	215	581
Due to finance leases	537	659	389	466
Net exchange gains on borrowings	33	(997)	(1)	(365)
Changes in the value of provisions due to unwinding of discount	9 767	28 245	7 246	19 351
Other financial costs	359	359	-	-
Total net finance costs	**10 869**	**28 682**	**7 849**	**20 033**

7. Adjustments to profit for the period in the cash flow statement

	Financial period	
	for the 9 months ended 30 September 2008	for the 9 months ended 30 September 2007
Income tax from the income statement	528 969	668 435
Depreciation/amortisation	349 330	309 864
Interest and share in profits (dividends)	(227 451)	(204 863)
Foreign exchange (gains)/losses	(32 279)	23 256
Change in provisions	33 725	34 130
Change in derivative instruments	(91 861)	(35 172)
Other adjustments	(7 522)	(12 712)
Changes in working capital:	(379 069)	(142 388)
Inventories	(167 852)	72 148
Trade and other receivables	(203 014)	(63 575)
Trade and other payables	(8 203)	(150 961)
Total adjustments to profit for the period	**173 842**	**640 550**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

II. Items affecting assets, liabilities, equity, profit for the period or cash flow, which are unusual as respects their type, amount or degree of influence

1. List of significant achievements or failures during the reported period, together with a list of the most important related events.

Collective disputes

At the turn of September/October 2008 seven trade unions initiated collective disputes, demanding an increase in the employee table of basic wages by PLN 200 monthly, and withdrawal from the Mines Integration Project, the integration of the smelters and the separation of the COPI division from the structure of KGHM Polska Miedź S.A.

During the period 14–16 October the trade unions carried out a strike referendum. According to representatives of the trade unions, 14 400 employees took part in the referendum, representing 77.31% of the total workforce. As a result of this referendum the trade unions resolved to organise the following:

- a public hearing at the Head Office of the Company on 29 October 2008,
- a 24-hour strike in all of the Company's Divisions on 5 November 2008.

Talks with the trade unions, which comprised both negotiations and mediation, ended on 27 October 2008 with the signing of an agreement, based on which the Management Board withdrew its plans to pursue projects to create a Combined Mines division, to consolidate the smelters and to create an IT company Teleinformatyka based on the assets of the COPI division, while the trade unions withdrew their wage demands and called off plans for a strike and a public hearing.

It was also agreed that the parties to the Collective Labour Agreement would, no later than in the month of December, make an evaluation of the existing level of wages and the loss in their real value in 2008. The amount of an eventual one-off equivalent bonus would be based on this evaluation and the external situation of the Company.

Agreements are currently being entered into between KGHM Polska Miedź S.A. and the representatives of specific unions in order to end the collective disputes. Six agreements have been signed to date.

Proceedings in a dispute concerning the payment of damages to BOBMARK INTERNATIONAL

In April 2003 BOBMARK INTERNATIONAL Spółka z o.o. with its registered head office in Warsaw filed a suit with the Regional Court in Legnica, Civil Section I against the Company and PEW AQUAKONRAD S.A. in liquidation in Iwiny for the payment of damages amounting to PLN 12 299 thousand due to deterioration of water from the AQ1 and AQ2 water supplies by the activities of KGHM Polska Miedź S.A. The value of the amount under dispute, considering restriction of the suit, amounts to PLN 11 839 thousand.

At a hearing on 29 August 2008 the Regional Court in Legnica, Civil Section, dismissed the claim in its entirety and judged it as obviously unfounded. The decision is not legally binding.

Construction of Gas-Steam Blocks in the power plants of Głogów and Polkowice

The Management Board of the Company has resolved to carry out an investment project in the years 2009-2012 titled „Construction of Gas-Steam Blocks in the power plants of Głogów and Polkowice", each block with the two gas turbines and the steam turbine having strength of 15 MWe each. The project was approved by the Supervisory Board of the Company. Total installed strength (90 MWe) will ensure around 25% of the electrical energy needs of the Company.

The development of power generation is related to the possibility of reducing the cost of electrical energy used by KGHM Polska Miedź S.A. and improving the energy security of the KGHM Group.

Change in the method of calculating the fee for storage of copper ore floatation tailings

As a result of the law dated 10 July 2008 on mining waste coming into force, since 15 August 2008 the Company has been freed from the obligation to pay an environmental fee for the storage of floatation tailings. In 2007 this fee amounted to PLN 72 619 thousand, and in the current year it amounts in total to PLN 45 880 thousand. In subsequent years, in accordance with the above-mentioned law, the Company will not incur the fee for storage of copper ore floatation tailings.

Selection of other significant events covered by current reports

Significant contracts

On 7 August 2008 a contract was entered into between KGHM Polska Miedź S.A. and Wieland Werke AG for the sale of copper cathodes in years 2009 – 2011. The estimated value of this contract (calculated based on the forecast copper price using a forward curve and the NBP exchange rate from 7 August 2008) is from USD 369 727 thousand to USD 448 955 thousand, i.e. from PLN 775 503 thousand to PLN 941 683 thousand, depending on the amount of tonnage under option.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Increase in the share capital of PeBeKa S.A.

On 26 August 2008 an increase in share capital was registered for PeBeKa S.A. by PLN 18 715 thousand. All of the newly-created shares were acquired by KGHM Polska Miedź S.A. at face value and were paid for in cash. The shares acquired represent 37.78% of the share capital of PeBeKa S.A. Currently the share capital of PeBeKa S.A. amounts to PLN 49 538 thousand and is owned as a whole by KGHM Polska Miedź S.A.

2. Measurement of financial assets and property, plant and equipment

Financial assets
Due to the measurement and settlement of future cash flow hedging transactions in an amount reflecting the effective portion of the hedge, after reflecting the results in deferred tax, other reserves were increased in the current quarter by PLN 61 800 thousand.
(an accrued increase in other reserves by PLN 59 151 thousand since the beginning of the year)

Due to the measurement and settlement of available-for-sale financial assets at fair value, after reflecting the results in deferred tax, other reserves were increased in the current quarter by PLN 1 122 thousand.
(an accrued decrease in other reserves by PLN 562 thousand since the beginning of the year)

Due to the realisation and re-measurement of derivative instruments to fair value there was an increase in financial result for the current quarter of PLN 81 565 thousand.
(an accrued decrease in financial result by PLN 86 277 thousand since the beginning of the year)

Property, plant and equipment and receivables
Due to the depreciation of property, plant and equipment and amortisation of intangible assets, the financial result was charged in the current quarter by PLN 117 389 thousand.
(an accrued decrease in financial result by PLN 349 330 thousand since the beginning of the year)

Assets and the financial result in the current quarter were affected by allowances for impairment of receivables together with interest (an excess of allowances reversed over recognised), increasing the financial result of the current quarter by PLN 668 thousand.
(an accrued increase in financial result by PLN 4 930 thousand since the beginning of the year)

The measurement of other assets did not significantly impact the current period financial result.

3. Type and amounts of changes in estimates

Provisions
The effects of revaluation or recognition of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

3.1 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments. The result of this change in estimates is an increase in the provision and a decrease in financial result in the amount of PLN 30 547 thousand (after reflecting the results in deferred tax a decrease in profit in the amount of PLN 24 743 thousand),

(an accrued decrease in profit by PLN 57 195 thousand since the beginning of the financial year)

3.2 provision for future costs of decommissioning (restoration) of the mines. This provision includes the estimated costs of dismantling and removing technological facilities, for which the obligation for restoration upon the conclusion of activities is a result of separate law or standard practice. The result of this change in estimates is a decrease in the provision in the amount of PLN 29 321 thousand which decreased financial result in the amount of PLN 8 101 thousand and property, plant and equipment in the amount of PLN 37 422 thousand. The decrease in the provision resulted in a decrease in deferred tax assets in the amount of PLN 5 927 thousand,

(an accrued decrease in provision by PLN 44 929 thousand since the beginning of the financial year, of which PLN 69 973 thousand was settled as a decrease in property, plant and equipment and PLN 25 044 thousand was settled as a decrease in profit)

3.3 provisions for future employee remuneration costs together with charges in the amount of PLN 145 134 thousand, paid (in accordance with the Collective Labour Agreements) on the occasion of mining and smelting holidays and after approval of the annual financial statements.

(the provision at 30 September 2008 after reflecting advances amounts to PLN 342 393 thousand)

The revaluation and recognition of other provisions for liabilities did not significantly impact the current period financial result.

Deferred income tax

The result of differences between the carrying amount and tax base of balance sheet items is a change in the estimated value of the deferred tax asset and the deferred tax liabilities.

There was a decrease in the deferred tax asset in the current quarter in the amount of PLN 46 309 thousand, which was settled as a decrease of profit.
(an accrued decrease in the deferred tax asset by PLN 50 046 thousand since the beginning of the financial year, of which the following was settled:
- *as a decrease of profit, PLN 49 927 thousand*
- *as a decrease of the revaluation reserve on hedging financial instruments, PLN 119 thousand)*

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

There was an increase in the deferred tax liability in the amount of PLN 5 757 thousand, of which the following was settled:
- as an increase of profit, PLN 10 374 thousand
- as a decrease of the revaluation reserve on hedging financial instruments and on available-for-sale financial instruments, PLN 16 131 thousand

(an accrued increase in the deferred tax liability by PLN 5 961 thousand since the beginning of the financial year, of which the following was settled:
- *as an increase of profit, PLN 10 210 thousand*
- *as a decrease of the revaluation reserve on hedging financial instruments and on available-for-sale financial instruments, PLN 16 171 thousand).*

After offsetting the deferred tax asset and deferred tax liability, the deferred tax asset at the end of the reporting period was set at PLN 104 774 thousand.

4. Factors and events, in particular those of an unusual nature, having a significant impact on the financial results achieved by the Company.

Production and financial results in the third quarter of 2008

In the third quarter of 2008, KGHM Polska Miedź S.A. produced 133 thousand t of electrolytic copper, including 31 thousand t from purchased copper-bearing materials (after the first 9 months of 2008 respectively: 391 thousand t and 73 thousand t) and 253 t of metallic silver.

The most significant factors impacting the value of sales in the third quarter of 2008 were macroeconomic factors:
- copper prices on the London Metal Exchange (LME) at the average level of 7 693 USD/t (after the first 9 months: 7 966 USD/t),
- an average exchange rate of 2.20 PLN/USD (after the first 3 quarters: 2.26 PLN/USD),
- average silver prices on the London Bullion Market (LBM) of 15.09 USD/troz (in the period from January to September: 16.60 USD/troz),

and the sales volume: 133 thousand t of copper and copper products, and 295 t of silver (after the first 9 months respectively: 398 thousand t and 858 t).

The **revenues from sales** achieved of PLN 2 719 651 thousand were lower than those achieved in the third quarter of 2007 by PLN 691 050 thousand, i.e. by 20%. This decrease in sales was due to:
- strengthening of the PLN from 2.76 PLN/USD to 2.20 PLN/USD,
- decrease in adjustment due to settlement of hedging transactions (a decrease in the result from PLN 69 711 thousand to PLN 6 319 thousand),
- lower copper prices (a decrease from 7 714 USD/t to 7 693 USD/t),

along with the following factors which increased revenues from sales:
- higher silver prices (an increase from 12.70 USD/troz to 15.09 USD/troz),
- an increase in the volume of copper sale (from 132 thousand t to 133 thousand t).

In the third quarter of 2008, revenues from the sale of copper and copper products represented 84%, and silver 11% (in the comparable period of 2007 respectively: 87% and 10%) of total revenues from sales.

Operating costs in the third quarter of 2008 amounted to PLN 1 982 500 thousand and were higher versus the comparable prior period by PLN 79 213 thousand, i.e. by 4%, alongside a similar volume level of sales of copper products. The level of operating costs was primarily impacted by:
- the higher value of technological materials used and energy due to an increase in prices,
- higher material and financial range of mine preparatory work,
- the higher labour costs as a result of an increase in provision for future employee benefits (actuarial provision).

The total unit cost of electrolytic copper production in the third quarter of 2008 amounted to 12 689 PLN/t and increased in comparison to the comparable prior period by 6%.
This increase in the cost of production is mainly due to an increase in costs described above, and to the lower production of electrolytic copper by 4%.

Profit on sales (gross profit less administrative expenses and selling costs) in the third quarter of 2008 amounted to PLN 737 151 thousand and was lower by PLN 770 263 thousand, i.e. by 51%, than that achieved in the third quarter of 2007.

Other operating activities showed a profit in the third quarter of 2008 in the amount of PLN 158 804 thousand, of which the most significant items were the gain on measurement of derivative instruments and foreign exchange gains.

In comparison to the result achieved in the comparable prior period the result on other operating activities was higher by PLN 238 229 thousand, mainly due to the change in the result on measurement of derivative instruments and foreign exchange gains.

As a result of the factors described above, **operating profit** in the third quarter of 2008 amounted to PLN 895 955 thousand and decreased versus the comparable prior period by PLN 532 034 thousand, i.e. by 37%.

KGHM Polska Miedź S.A. earned a **profit for the third quarter of 2008** of PLN 718 114 thousand, which was lower by PLN 431 012 thousand, i.e. by 38%, than that achieved in the third quarter of 2007.

EBITDA in the third quarter of 2008 amounted to PLN 1 013 344 thousand (including depreciation/amortisation of PLN 117 389 thousand) and was lower by PLN 520 562 thousand (34%) than EBITDA in the comparable prior period.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Risk management

In the third quarter of 2008, strategies hedging the copper price represented 29%, and those hedging the silver price 32%, of the sales of these metals realised by the Company. During this period the Company did not hedge revenues from sales against currency risk.

In the third quarter of 2008, the result on derivative instruments amounted to PLN 87 883 thousand, and comprised the following:
- adjustment of revenues from sales in the amount of PLN 6 319 thousand (the amount transferred from the revaluation reserve to profit or loss in the reporting period),
- loss on other operating activities due to the realisation of derivative instruments in the amount of PLN (23 034) thousand,
- profit on other operating activities due to the measurement of derivative instruments in the amount of PLN 104 598 thousand. The adjustment is mainly due to the change in the time value of options which are to be settled in future periods. Due to the existing hedge accounting regulations, changes in the time value of options may not be recognised in the revaluation reserve.

In the third quarter of 2008, the Company implemented copper price hedging strategies in the total volume of 39 thousand t and maturity falling in the fourth quarter of 2008 and first quarter of 2009. The Company made use of options. In the period the Company implemented adjustment hedge transactions in the total volume of 1 525 t and maturity falling in August 2008 and from April 2009 to September 2009. In the case of the silver market, during the analysed period strategies hedging prices of this metal were not implemented. In the third quarter of 2008, adjustment hedge transactions were not implemented on the silver market.

In the case of the forward currency market in the third quarter of 2008, the Company implemented strategies hedging the USD/PLN exchange rate in the total volume of USD 990 million and maturity falling in the fourth quarter of 2008 and in 2009. The Company made use of options. During the analysed period, adjustment hedge transactions were not implemented on the currency market.

The Company remains hedged for a portion of copper sales planned in the fourth quarter of 2008 (73.5 thousand t) and in the first half of 2009 (63 thousand t), for a portion of silver sales planned in the fourth quarter of 2008 (3 million troz) and in 2009 (9.6 million troz). The Company holds hedged positions for revenues from sales (currency market) in the fourth quarter of 2008 for USD 450 million and in 2009 for USD 540 million.

At 30 September 2008, the fair value of open positions in derivative instruments amounted to PLN 264 851 thousand, of which PLN 265 588 thousand related to the fair value of hedging instruments, while PLN (737) thousand related to the fair value of trade instruments. The fair value of transactions settled on 2 October 2008 in the amount of PLN (482) thousand was recognised in other financial receivables. The fair value of open positions in derivative instruments varies, depending on changes in market conditions, and the final result on these transactions may vary significantly from the measurements described above.

At 30 September 2008, the revaluation reserve amounted to PLN 85 468 thousand, and related as a whole to the effective portion of the result from the measurement of transactions hedging metals price risk.
At 30 June 2008, the revaluation reserve from measurement of the effective portion of the fair value of hedging instruments amounted to PLN 7 800 thousand.

During the third quarter of 2008 the change in the revaluation reserve (an increase) amounted to PLN 77 668 thousand. This amount is comprised of changes in the fair value recognised during the quarter in the revaluation reserve due to the effective portion of hedging transactions, i.e. an increase in the revaluation reserve by PLN 83 987 thousand, and the amount transferred from the revaluation reserve to profit and loss due to the settlement of hedging transactions, a decrease of the revaluation reserve by PLN 6 319 thousand (an adjustment *in plus* of revenues from sales for the third quarter of 2008).

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

III. Contingent and other off-balance sheet items

	At 30 September 2008	Increase/(decrease) since the end of the last financial year
Contingent receivables	**7 490**	**(115 482)**
Guarantees received	577	-
Contested State budget issues	6 720	(115 675)
Other	193	193
Off-balance sheet receivables - inventions, implementation of projects	**25 195**	-
Contingent liabilities	**652 338**	**(23 548)**
Guarantees granted	9 651	(3 160)
Disputed issues, pending court proceedings	14 245	6 762
Contingent penalties	1 627	(2 211)
Agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	615 591	(26 140)
Preventive measures in respect of mine-related damages	11 201	1 201
Other	23	-
Off-balance sheet liabilities	**458 682**	**7 493**
Inventions, implementation of projects	68 299	12 711
Operating leases	22 795	293
Future payments due to perpetual usufruct of land	367 588	(5 511)

The value of contingent assets was determined based on estimates.

Lubin, 13 November 2008

GŁÓWNY KSIĘGOWY KGHM
DYREKTOR GENERALNY
Centrum Usług Księgowych
Ludmiła Mordylak

WICEPREZES ZARZĄDU
Maciej Tybura

I WICEPREZES ZARZĄDU
Herbert Wirth

END